Filed by

McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McData Corporation

Commission File No.: 000-31257

ON AUGUST 18, 2006, McDATA CORPORATION, A DELAWARE CORPORATION, SENT THE FOLLOWING EMAIL COMMUNICATION TO ITS EMPLOYEES WITH A LINK TO THE ATTACHED ADDITIONAL QUESTIONS AND ANSWERS:

Answers to Team Member Questions

For Internal Distribution Only

McDATA Team Members,

As part of our efforts to keep you informed, a new Q&A is available on the Deal News Central eRoom. The Q&A answers some of the questions received to the Speaker Box thus far. In this update, you’ll find answers to these questions:

Q: How many employees work at Brocade? Where are their offices?

Q: The press release said the deal is expected to be completed as soon as Brocade’s first fiscal quarter of 2007. When is that? I’m not familiar with Brocade’s quarterly schedule.

Q: Where can I find the investor Webcast announcing the transaction?

Q: Will the McDATA severance policy be changing after the acquisition?

Q: Where can I locate the Separation Pay Plan?

Q: Can I volunteer to receive a severance from McDATA?

Q: Who is eligible for severance?

Q: As part of McDATA’s Separation Pay Plan, will outplacement services be provided?

Q: How much severance am I eligible for?

Q: Is there a cap on severance?

Q: How is vacation handled as part of a person’s severance pay?

Q: What is included in the base pay calculation for severance?

Q: How do you determine an eligible year of service?

Q: Am I eligible for COBRA as part of severance?

Q: Will there be layoffs before the acquisition closes?

Q: When will we know whether we will receive an offer of employment from Brocade?

Please note that if you’ve submitted questions previously, they are in process and will be responded to as quickly as we can.

To view the new Q&A, click here or select the “Deal News Central” link in the eRoom list. If you have additional questions, please submit them through the Speaker Box. You can find the link to the form under Quick Links on the right hand side of McWEB.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Additional Questions and Answers

Published Aug. 18, 2006

Q: How many employees work at Brocade? Where are their offices?

A: Brocade employs approximately 1,400 people and is headquartered in San Jose, CA. Additionally, there are remote sales offices across the globe, including Asia Pacific headquarters in Singapore and EMEA headquarters in Geneva.

Q: The press release said the deal is expected to be completed as soon as Brocade’s first fiscal quarter of 2007. When is that? I’m not familiar with Brocade’s quarterly schedule.

A: The deal may be completed as early as the end of Brocade’s first fiscal quarter of 2007, which officially ends on Jan. 31, 2007.

Q: Where can I find the investor Webcast announcing the transaction?

A: To locate the Brocade investor call announcing the McDATA transaction, go to the Brocade Investor Web site at www.brocade.com/investors. Once there, click on the “Webcasts” link on the left hand side of the page and then select “Brocade Communications Systems, Inc. Conference Call.” The call will be archived for approximately three months.

These Q&A’s are qualified in their entirety by reference to the Separation Pay Plan document. In the event of any conflict between these Q&A’s and the Separation Pay Plan document, the plan document will control.

Q: Will the McDATA severance policy be changing after the acquisition?

A: The McDATA Separation Pay Plan will remain in effect through 90 days past the closing date of the transaction. Thereafter, Brocade’s benefit policies and practices take effect.

Q: Where can I locate the Separation Pay Plan?

A: You can find the McDATA Separation Pay Plan on McWEB in the Deal News Central eRoom in the Separation Plan folder.

Q: Can I volunteer to receive a severance from McDATA?

A: No. McDATA is not taking volunteers to leave McDATA. Team Members cannot self-select to receive severance.

Q: Who is eligible for severance?

A: To be eligible to participate in the McDATA Separation Pay Plan, a Team Member must be employed by McDATA as a regular employee and not excluded from eligibility under the categories or circumstances described in the plan document. The Team Member must be involuntarily terminated due to position elimination.

To be eligible the Team Member must sign and not revoke the Separation and General Release Agreement, must not voluntarily terminate his or her employment or fail to perform his or her assigned duties prior to the termination date and must not engage in conduct that would be Cause for termination. In addition, the Team Member must have returned their signed Acknowledgment and Agreement within 15 days after Hart Scott Rodino (HSR) and shareholder approvals are obtained in connection with the transaction (or such longer period of time as the Plan Administrator may specify).

Please refer to the McDATA Separation Pay Plan document for complete details.

Q: As part of McDATA’s Separation Pay Plan, will outplacement services be provided?

A: Under the McDATA Separation Pay Plan, there may be outplacement services available to Team Members who sign the Separation and General Release Agreement. Please refer to the McDATA Separation Pay Plan for complete details on outplacement services.

Q: How much severance am I eligible for?

A: The amount of severance pay you are eligible for depends on your level and your years of service with McDATA. Generally, Separation Pay will equal two weeks of base pay per eligible year of service up to a maximum of 28 weeks base pay.

The minimum severance pay someone is eligible for, regardless of his or her excess paid time off balance, will not be less than two weeks of base pay (for Directors and above the minimum is eight weeks).

Please refer to the McDATA Separation Pay Plan document for complete details.

Q: Is there a cap on severance?

A: Yes. Under the Separation Pay Plan, the sum of a participant’s severance pay plus excess paid time off balance shall not exceed 28 weeks of base pay.

Please refer to the McDATA Separation Pay Plan document for complete details.

Q: How is vacation handled as part of a person’s severance pay?

A: Any excess of your paid time off balance (those hours above your vacation maximum accrual) will be part of your overall severance pay. For example, if you are 80 hours above your vacation maximum accrual, those hours will be part of your severance pay and will be deducted from your eligible weeks of pay based on your years of service.

Please refer to the McDATA Separation Pay Plan document for complete details.

Q: What is included in the base pay calculation for severance?

A: For a participant who is a full-time employee, “Base Pay” means a person’s regular weekly base salary or wages from the applicable company as reflected in payroll records. For a participant who is a part-time employee, “Base Pay” means a person’s average weekly wages from the applicable company for the most recent four weeks during which the participant worked on at least two days. In either case, “Base Pay” excludes overtime, premiums, differentials, living, or other allowances or bonuses.

Please refer to the McDATA Separation Pay Plan document for complete details.

Q: How do you determine an eligible year of service?

A: An “eligible year of service” is each 12 full months of active service with McDATA. Keep in mind that your eligible years of service shall be reduced if you received separation pay previously. Additionally, if you had a break in service of 12 or more consecutive months, months of service prior to this break will not be taken into account for purposes of determining eligible years of service.

Note: Months of service with a predecessor entity acquired by McDATA shall count as service with McDATA for purposes of determining a participant’s Eligible Years of Service under this McDATA Separation Pay Plan. Paid leaves of absence (including PTO and holiday pay) count as active employment for purposes of this Plan. Unpaid leaves of absence, or absences during which a participant has received wage replacement benefits such as disability benefits or workers compensation benefits, do not count as active employment for purposes of this Plan.

Please refer to the McDATA Separation Pay Plan document for complete details.

Q: Am I eligible for COBRA as part of severance?

A: If you were covered by the applicable company’s group medical plan immediately prior to termination, you will be entitled to elect continued coverage under COBRA, in accordance with the law. In addition, Team Members who sign and do not revoke the Separation and General Release Agreement will be eligible for a COBRA Premium Advance equal to one month of the premium cost for continued coverage under McDATA’s group medical plan.

Please refer to the McDATA Separation Pay Plan document for complete details.

Q: Will there be layoffs before the acquisition closes?

A: The reality is that, based on our current level of revenue and gross profit, our operating expenses are probably too high. Under ordinary circumstances, this would mean we would have to look for various ways to save costs, possibly including headcount reductions. However, given the acquisition announcement, there are obviously other factors we now also need to consider. We are just beginning the integration planning with Brocade so we do not yet know what the strategy will be.

Q: When will we know whether we will receive an offer of employment from Brocade?

A: We are just beginning the integration planning with Brocade, so we do not yet know what the specific strategy will be. More details will be made available as the integration plan is finalized. While nothing will change your at-will employment nature, we would expect that a lot more details will be announced at or within 30 days after the closing of the acquisition.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.